Exhibit 99.1

JinkoSolar Announces First Quarter 2018 Financial Results

SHANGHAI, China, June 26, 2018 — JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

•	Total solar module shipments were 2,015 megawatts ("MW") (including 209 MW to be used in the Company’s overseas downstream solar projects for which no revenue has been recognized), a decrease of 18.8% from 2,481 MW in the fourth quarter of 2017 and a decrease of 2.6% from 2,068 MW in the first quarter of 2017.
•	Total revenues were RMB4.57 billion (US$728.1 million), a decrease of 28.1% from the fourth quarter of 2017 and a decrease of 20.9% from the first quarter of 2017.
•	Gross margin was 14.4%, compared with 11.6% in the fourth quarter of 2017 and 11.2% in the first quarter of 2017.
•	Income from operations was RMB125.0 million (US$19.9 million), compared with RMB91.3 million in the fourth quarter of 2017 and RMB56.8 million in the first quarter of 2017.
•	Net income attributable to the Company’s ordinary shareholders was RMB3.6 million (US$0.6 million) in the first quarter of 2018, compared with RMB22.5 million in the fourth quarter of 2017 and RMB60.6 million in the first quarter of 2017.
•	Diluted earnings per American depositary share ("ADS") were RMB0.096 (US$0.016).
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the first quarter of 2018 was RMB11.0 million (US$1.7 million), compared with RMB41.5 million in the fourth quarter of 2017 and RMB80.0 million in the first quarter of 2017.
•	Non-GAAP basic and diluted earnings per ADS were RMB0.300 (US$0.048) and RMB0.296 (US$0.048) in the first quarter of 2018, compared with RMB1.272 and RMB1.232 in the fourth quarter of 2017 and RMB2.536 and RMB2.508 in the first quarter of 2017.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “We shipped 2,015MW of solar modules during the quarter and generated total revenues of $728.1 million. Our gross margin increased to 14.4%, compared with 11.6% last quarter as we benefit from the drop in polysilicon prices and the further optimization of our manufacturing costs as a result of continued technological improvement and reduced OEM usage.”

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“The new policies regulating the solar industry jointly issued by three Chinese ministries on May 31, affected market sentiment and our ASPs. These new policies are aimed at increasing the pace of achieving grid parity, accelerating the removal of outdated capacity and releasing the pressure of new energy fund deficits. As a result, we expect to see a decline in prices across our industrial supply chain which will allow us to further cut both silicon and non-silicon costs during the second half of the year to offset the decline in the ASPs. Despite the strong initial reaction to the new policies, we remain optimistic about the demand of the Chinese market for the full year 2018, which is expected to hit 35G+. Looking into 2019, aside from the Top Runner Program, poverty alleviation and DG projects, we expect to see a large number of grid parity projects under new business models appear in the second of half of 2019.”

“We already have great visibility for the full year 2018 with over 80% of our order book already filled, which is mostly made up of overseas orders with fixed prices throughout the year, and we have already received a number of prepayments. Our production capacity is fully utilized now and is expected to remain so during the second half of the year. We believe the Chinese government’s new policies to have relatively limited impact on our operations over the short term, and we remain confident in our future business prospects and the long-term growth of the industry overall.”

“Overseas orders will account for about 80% of our overall shipments for the entire year demonstrating our expanding global footprint and the success we have seen in reducing our reliance on any single market. Solar is becoming more and more competitive worldwide. We saw resurgent demand in Southern European markets such as Spain, Portugal and Italy, driven by grid-parity business model, as well as booming demand in new emerging markets such as Latin American, the Middle East and North Africa. We expect to see demand in India rebound strongly as module price goes down.”

“While the policy changes in China have created a challenging domestic market environment, our extensive global sales network and geographically dispersed manufacturing facilities allow us remain flexible and be prepared to rapidly adapt to any future policy changes. We are fully prepared for the market consolidation and the new era of grid parity. We will continue to take advantages of our brand, technology, and global infrastructure to expand our market share and further consolidate our leading position in the industry.

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First Quarter 2018 Financial Results

Total Revenues

Total revenues in the first quarter of 2018 were RMB4.57 billion (US$728.1 million), a decrease of 28.1% from RMB6.35 billion in the fourth quarter of 2017 and a decrease of 20.9% from RMB5.78 billion in the first quarter of 2017. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules in the first quarter of 2018. The year-over-year decrease was mainly attributable to a decrease in solar module shipments and a decline in the average selling price of solar modules in 2018.

Adoption of New Revenue Standard:

On January 1, 2018, the Company adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers”, and applied the modified retrospective method to contracts which were not completed as of January 1, 2018.

No cumulative catch up adjustment of initially applying this standard was recognized at the date of initial application on January 1, 2018.

Adoption of the new standards related to revenue recognition had no impact on the Company’s reported results for the current period.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2018 was RMB656.1 million (US$104.6 million), compared with RMB735.3 million in the fourth quarter of 2017 and RMB649.0 million in the first quarter of 2017. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules in the first quarter of 2018. The year-over-year increase was mainly attributable to decreasing solar module cost, which was partially offset by a decrease in solar module shipments in 2018.

Gross margin was 14.4% in the first quarter of 2018, compared with 11.6% in the fourth quarter of 2017 and 11.2% in the first quarter of 2017. The sequential and year-over-year increases were mainly attributable to a decrease in silicon cost in the first quarter of 2018, which was partially offset by a decline in the average selling price of solar modules in the first quarter of 2018.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2018 was RMB125.0 million (US$19.9 million), compared with RMB91.3 million in the fourth quarter of 2017 and RMB56.8 million in the first quarter of 2017. Operating margin in the first quarter of 2018 was 2.7%, compared with 1.4% in the fourth quarter of 2017 and 1.0% in the first quarter of 2017.

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Total operating expenses in the first quarter of 2018 were RMB531.1 million (US$84.7 million), a decrease of 17.5% from RMB644.0 million in the fourth quarter of 2017 and a decrease of 10.3% from RMB592.2 million in the first quarter of 2017. The sequential decease was mainly due to a decrease in shipping cost as a result of decreased solar module shipments, and a decrease of bad debt expenses attributable to the reversal of allowance for doubtful accounts upon subsequent collections. The year-over-year decrease was primarily due to a decrease in shipping costs.

Total operating expenses accounted for 11.6% of total revenues in the first quarter of 2018, compared to 10.1% in the fourth quarter of 2017 and 10.3% in the first quarter of 2017.

Interest Expense, Net

Net interest expense in the first quarter of 2018 was RMB85.4 million (US$13.6 million), an increase of 53.8% from RMB55.6 million in the fourth quarter of 2017 and an increase of 49.5% from RMB57.1 million in the first quarter of 2017. The sequential and year-over-year increases were due to interest expense associated with discounted notes receivable and an increase in borrowings.

Exchange Gain / (Loss), Net

The Company recorded a net exchange loss (including change in fair value of forward contracts) of RMB90.8 million (US$14.5 million) in the first quarter of 2018, compared to a net exchange loss of RMB33.9 million in the fourth quarter of 2017 and a net exchange loss of RMB5.2 million in the first quarter of 2017. The sequential and year-over-year losses were primarily due to the continued depreciation of the US dollar against the RMB during the quarter.

Income Tax Expense / (Benefit), Net

The Company recorded an income tax benefit of RMB3.3 million (US$0.5 million) in the first quarter of 2018, compared with an income tax expense of RMB31.1 million in the fourth quarter of 2017 and an income tax expense of RMB1.5 million in the first quarter of 2017. The sequential and year-over-year change was due to one of the Company’s PRC subsidiaries receiving a tax deduction certificate in the first quarter of 2018, entitling the subsidiary to income tax deductions for 2017 and 2018.

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The Company recorded an out-of-period adjustment of RMB4.6 million (US$0.7 million) in the first quarter of 2018 resulting from income tax benefits for one of its PRC entities, which should have been recorded in 2017. Neither the originating amount in 2017 nor the out-of-period adjustment amount recorded in 2018 was material to the Company’s consolidated financial statements for the respective periods.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB3.6 million (US$0.6 million) in the first quarter of 2018, compared with RMB22.5 million in the fourth quarter of 2017 and RMB60.6 million in the first quarter of 2017.

Basic and diluted earnings per ordinary share were RMB0.025 (US$0.004) and RMB0.024 (US$0.004), respectively during the first quarter of 2018. This translates into basic and diluted earnings per ADS of RMB0.100 (US$0.016) and RMB0.096 (US$0.016), respectively.

Non-GAAP net income in the first quarter of 2018 was RMB11.0 million (US$1.7 million), compared with RMB41.5 million in the fourth quarter of 2017 and RMB80.0 million in the first quarter of 2017.

Non-GAAP basic and diluted earnings per ordinary share were RMB0.075 (US$0.012) and RMB0.074 (US$0.012), respectively during the first quarter of 2018. This translates into non-GAAP basic and diluted earnings per ADS of RMB0.300 (US$0.048) and RMB0.296 (US$0.048), respectively.

Financial Position

As of March 31, 2018, the Company had RMB2.86 billion (US$456.6 million) in cash and cash equivalents and restricted cash, compared with RMB2.76 billion as of December 31, 2017.

As of March 31, 2018, the Company’s accounts receivables due from third parties were RMB4.18 billion (US$667.0 million), compared with RMB4.50 billion as of December 31, 2017.

As of March 31, 2018, the Company’s inventories were RMB4.71 billion (US$750.2 million), compared with RMB4.27 billion as of December 31, 2017.

As of March 31, 2018, the Company's total interest-bearing debts were RMB8.38 billion (US$1.34 billion), compared with RMB7.43 billion as of December 31, 2017.

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First Quarter 2018 Operational Highlights

Solar Module Shipments

Total solar module shipments in the first quarter of 2018 were 2,015 MW, including 209 MW to be used in the Company’s overseas downstream solar projects.

Solar Products Production Capacity

As of March 31, 2018, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 9.0 GW, 5.0 GW and 9.0 GW, respectively.

Recent Business Developments

•	In March 2018, JinkoSolar and NextEra Energy announced a supply deal for millions of solar panels and that JinkoSolar will be opening its first U.S. factory in Jacksonville, Florida.
•	In April 2018, JinkoSolar announced that it was named Energy Yield Simulation Winner - Polycrystalline Group at the 4th All Quality Matters Solar Congress hosted by TÜV Rhineland in Wuxi, China.
•	In April 2018, JinkoSolar announced that it supplied solar modules for America's largest solar PV plant in Mexico.
•	In April 2018, JinkoSolar announced that it signed a renewed credit agreement with HSBC (China) Co., Ltd. to increase its credit limit to $47 million from $25 million.
•	In May 2018, JinkoSolar announced that its P-type monocrystalline cell broke the world record again with efficiency hitting 23.95% during certification testing done by the Photovoltaic and Wind Power Systems Quality Test Center at the Chinese Academy of Sciences (CAS).
•	In May 2018, JinkoSolar announced that the 60P version of its P-type PV module peak power broke the world record again with power exceeding 370w and the N-type PV module peak power reaching 378.6w. Both records were certified by the TUV Rheinland (Shanghai) Co., Ltd.
•	In May 2018, JinkoSolar announced that its entire portfolio of PV modules has passed the Potential Induced Degradation ("PID") resistance test under the conditions of 85 Degrees Celsius/85% relative humidity ("double 85") as required by TÜV Nord's IEC TS 62804-1 standards.

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Operations and Business Outlook

Second Quarter and Full Year 2018 Guidance

For the second quarter of 2018, the Company estimates total solar module shipments to be in the range of 2.4 GW to 2.5 GW.

For the full year 2018, the Company estimates total solar module shipments to be in the range of 11.5 GW to 12 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Tuesday, June 26, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	69300204#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, July 3, 2018. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319292198#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 9.0 GW for silicon wafers, 5.0 GW for solar cells, and 9.0 GW for solar modules, as of March 31, 2018.

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JinkoSolar has over 12,000 employees across its 8 productions facilities globally, 16 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates, and global sales offices in China, Hong Kong, Japan, India, Turkey, Germany, Switzerland, United States, Brazil, Chile, Australia, South Africa and United Arab Emirates.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

•	Non-GAAP net income is adjusted to exclude the expenses relating to interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude interest expenses of convertible senior notes and exchange gain on the convertible senior notes, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 30, 2018, which was RMB6.2726 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	USD
Revenues from third parties	5,753,080	5,171,540	3,671,345	585,299

Revenues from related parties	23,724	1,181,100	895,491	142,762

Total revenues	5,776,804	6,352,640	4,566,836	728,061

Cost of revenues	(5,127,779)	(5,617,326)	(3,910,775)	(623,469)

Gross profit	649,025	735,314	656,061	104,592

Operating expenses:
Selling and marketing	(413,812)	(446,956)	(313,897)	(50,044)
General and administrative	(115,950)	(113,744)	(130,831)	(20,857)
Research and development	(62,486)	(83,271)	(86,382)	(13,771)
Total operating expenses	(592,248)	(643,971)	(531,110)	(84,672)

Income from operations	56,777	91,343	124,951	19,920
Interest expenses, net	(57,121)	(55,551)	(85,411)	(13,617)
Change in fair value of derivative liability	376	3,333	21,104	3,364
Subsidy income	55,192	29,533	36,581	5,833
Exchange loss	(6,339)	(31,827)	(91,413)	(14,573)
Change in fair value of forward contracts	1,105	(2,031)	585	93
Other income, net	11,943	20,823	8,678	1,383
Gain/(loss) on disposal of subsidiaries	-	257	(9,425)	(1,503)
Income before income taxes	61,933	55,880	5,650	900
Income tax (expense)/benefit	(1,528)	(31,095)	3,293	525
Equity in income of affiliated companies	-	(1,424)	(5,240)	(835)
Net income	60,405	23,361	3,703	590
Less: Net (loss)/income attributable to non-controlling interests	(169)	889	107	17
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	60,574	22,472	3,596	573

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.478	0.172	0.025	0.004
Diluted	0.473	0.167	0.024	0.004

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	1.912	0.688	0.100	0.016
Diluted	1.892	0.668	0.096	0.016

Weighted average ordinary shares outstanding:
Basic	126,820,607	130,432,074	145,540,445	145,540,445
Diluted	128,179,515	134,572,596	147,793,780	147,793,780

Weighted average ADS outstanding:
Basic	31,705,152	32,608,019	36,385,111	36,385,111
Diluted	32,044,879	33,643,149	36,948,445	36,948,445

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	60,405	23,361	3,703	590
Other comprehensive income:
-Foreign currency translation adjustments	(17,563)	(16,308)	(33,351)	(5,318)
Comprehensive income/(loss)	42,842	7,053	(29,648)	(4,728)
Less: Comprehensive (loss)/income attributable to non-controlling interests	(169)	889	107	17
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	43,011	6,164	(29,755)	(4,745)

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	60,574	22,472	3,596	573

4% of interest expense of convertible senior notes	1,555	1	1	-

Exchange loss/(gain) on convertible senior notes and capped call options	844	(1)	(2)	-

Stock-based compensation expense	17,402	19,000	7,376	1,176

Non-GAAP net income attributable to ordinary shareholders from continuing operations	80,375	41,472	10,971	1,749

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.634	0.318	0.075	0.012
Diluted	0.627	0.308	0.074	0.012

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	2.536	1.272	0.300	0.048
Diluted	2.508	1.232	0.296	0.048

Non-GAAP weighted average ordinary shares outstanding
Basic	126,820,607	130,432,074	145,540,445	145,540,445
Diluted	128,179,515	134,572,596	147,793,780	147,793,780

Non-GAAP weighted average ADS outstanding
Basic	31,705,152	32,608,019	36,385,111	36,385,111
Diluted	32,044,879	33,643,149	36,948,445	36,948,445

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JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2017	Mar 31, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,928,303	2,577,559	410,924
Restricted cash	833,072	286,608	45,692
Restricted short-term investments	3,237,773	2,845,129	453,580
Short-term investments	2,685	27,778	4,428
Accounts receivable, net - related parties	2,113,042	2,415,119	385,027
Accounts receivable, net - third parties	4,497,635	4,183,543	666,955
Notes receivable, net - third parties	571,232	240,637	38,363
Advances to suppliers, net - third parties	397,076	496,504	79,154
Inventories, net	4,273,730	4,705,744	750,206
Other receivables - related parties	46,592	57,970	9,242
Prepayments and other current assets	1,706,717	1,689,163	269,294
Total current assets	19,607,857	19,525,754	3,112,865

Non-current assets:
Restricted cash	248,672	393,512	62,735
Project Assets	473,731	770,922	122,903
Long-term investments	22,322	22,406	3,572
Property, plant and equipment, net	6,680,187	6,815,857	1,086,608
Land use rights, net	443,269	529,303	84,383
Intangible assets, net	25,743	25,125	4,006
Deferred tax assets	275,372	264,102	42,104
Other assets - related parties	146,026	127,890	20,389
Other assets - third parties	713,226	888,203	141,600
Total non-current assets	9,028,548	9,837,320	1,568,300

Total assets	28,636,405	29,363,074	4,681,165

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LIABILITIES
Current liabilities:
Accounts payable - related parties	5,329	41,987	6,694
Accounts payable - third parties	4,658,202	4,182,402	666,773
Notes payable - third parties	5,672,497	4,635,148	738,952
Accrued payroll and welfare expenses	721,380	673,652	107,396
Advances from related parties	37,400	37,345	5,954
Advances from third parties	748,959	1,360,347	216,871
Income tax payable	27,780	16,808	2,680
Other payables and accruals	1,804,799	1,914,566	305,227
Other payables due to related parties	12,333	13,088	2,087
Forward contract payables	4,521	-	-
Derivative liability	26,486	5,383	858
Bond payable and accrued interests	10,257	15,784	2,516
Short-term borrowings from third parties, including current portion of long-term bank borrowings	6,204,440	6,847,607	1,091,670
Guarantee liabilities to related parties	28,034	33,422	5,328
Total current liabilities	19,962,417	19,777,539	3,153,006

Non-current liabilities:
Long-term borrowings	379,789	707,130	112,733
Accrued income tax - non current	6,041	6,041	963
Long-term payables	538,410	506,359	80,726
Bond payables	298,425	298,688	47,618
Accrued warranty costs - non current	571,718	557,204	88,831
Convertible senior notes	65	63	10
Deferred tax liability	70,122	63,783	10,169
Long-term liabilities of equtiy investment	-	5,021	800
Guarantee liabilities to related parties - non current	120,154	106,931	17,047
Total non-current liabilities	1,984,724	2,251,220	358,897

Total liabilities	21,947,141	22,028,759	3,511,903

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 132,146,074 and 156,457,441 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	19	22	3
Additional paid-in capital	3,313,608	3,988,304	635,829
Statutory reserves	516,886	516,886	82,404
Accumulated other comprehensive income	23,296	(10,055)	(1,603)
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2017 and March 31, 2018	(13,876)	(13,876)	(2,212)
Accumulated retained earnings	2,849,341	2,852,937	454,826

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,689,274	7,334,218	1,169,247

Non-controlling interests	(10)	97	15

Total liabilities and shareholders' equity	28,636,405	29,363,074	4,681,165

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